Exhibit 99.1

June 29, 2005

To Our Shareholders

SANKYO COMPANY, LIMITED

3-5-1, Nihonbashi-Honcho, Chuo-ku, Tokyo

Takashi Shoda, President

NOTIFICATION OF RESOLUTIONS OF THE 151st ORDINARY

GENERAL SHAREHOLDERS MEETING

Sankyo Company, Limited (the “Company”), is pleased to respectfully notify you that the following matters were reported upon and resolved at the 151st Ordinary General Shareholders Meeting held today.

Matters Reported:

1.	Reports on the Business Report, the Consolidated Balance Sheet, and the Consolidated Statement of Income for the 151st Fiscal Year (From April 1, 2004 to March 31, 2005) as well reports on their audit results

2.	Reports on the Balance Sheet and the Statement of Income for the 151st Fiscal Year (From April 1, 2004 to March 31, 2005)

Reports were presented on the above-mentioned matters. (Please refer to the Business Report enclosed with this Notification for the content of the reports.)

Matters Resolved:

First Agenda Item: Approval of the Proposal for the Appropriation of Retained Earnings for the 151st Fiscal Year.

This agenda item was duly approved as proposed. Dividends will be ¥25 per share. (Please refer to the enclosed Business Report for further details.)

Second Agenda Item: Establishment of a Holding Company by means of a Stock Transfer.

This agenda item was duly approved as proposed.

The outline of the Holding Company to be established is as follows:

(1)	Company Name: DAIICHI SANKYO COMPANY, LIMITED (In Japanese: DAIICHI SANKYO Kabushiki Kaisha)

(2)	Head Office Address: 3-5-1 Nihonbashi-Honcho, Chuo-ku, Tokyo

(3)	Date of the Stock Transfer: September 28, 2005

(4)	Stock Transfer Ratio: One share of the Holding Company stock for one share of the Company’s stock; 1.159 shares of Holding Company stock for one share of DAIICHI PHARMACEUTICAL CO., LTD. stock

(5)	Directors of the Holding Company to be established: Kiyoshi Morita, Takashi Shoda, Hiroyuki Nagasako, Hideho Kawamura, Yasuhiro Ikegami, Tsutomu Une, Kunio Nihira, Yoshifumi Nishikawa, Jotaro Yabe, Katsuyuki Sugita

(6)	Corporate Auditors of the Holding Company to be established: Kozo Wada, Atsuo Inoue, Kaoru Shimada, Koukei Higuchi

Third Agenda Item: Election of Nine (9) Directors.

This agenda item was duly approved as proposed.

The following Directors were reelected and will continue in their posts: Takashi Shoda, Hideho Kawamura, Yukio Sugimura, Yasuhiro Ikegami, John C. Alexander, Kunio Nihira, and Katsuyuki Sugita. The following Directors were newly elected: Akihiko Ozawa and Akio Ozaki.

Note: Directors Kunio Nihira and Katsuyuki Sugita fulfill the requirements to be considered as Outside Directors as set forth in Article 188, Section 2, item 7-2 of the Commercial Code.

Fourth Agenda Item: Payment of Retirement Allowances to Retired Directors.

This agenda item was duly approved as proposed. Tetsuo Takato and Teruaki Orita retired from their positions as Directors at the conclusion of the Ordinary General Shareholders Meeting held on June 29, 2005. In recognition of the services they rendered during their terms of office, the Company will pay them a retirement allowance in accordance with existing regulations of the Company. The determination of the exact amount, time, method, etc., of the payment will be left to the Board of Directors.

Fifth Agenda Item: Amendment of the Amount of Remuneration for Directors and Corporate auditors.

This agenda item was duly approved as proposed. In consideration of the decision regarding the amount of remuneration for Directors and Corporate Auditors of the joint Holding Company, the amount of remuneration for Directors will be revised and set at a maximum amount of ¥300 million per year (excluding any amount they receive for their duties as employees) and the amount of remuneration for Auditors will be set at a maximum amount of ¥80 million per year.

Report on decisions of the Board of Directors and Board of Auditors following the Ordinary General Shareholders Meeting:

The Board of Directors reelected Takashi Shoda as President and Representative Director and reappointed Hideho Kawamura, Yukio Sugimura, and Yasuhiro Ikegami to their positions as Vice President and Representative Director.

The Board of Auditors reappointed Kozo Wada and Masataka Yoshikawa to their positions as Corporate Auditors (full-time).

In addition, the Board of Directors appointed the following persons as Corporate Officers.

Representative Director,
President	Takashi Shoda

Representative Director,
Executive Vice President
(President’s Assistant)	Hideho Kawamura

Representative Director,
Executive Vice President
(President’s Assistant; General Manager, Research & Development Headquarters and Responsibility: Intellectual Property Department)	Yukio Sugimura

Representative Director,
Executive Vice President
(President’s Assistant)	Yasuhiro Ikegami

Member of the Board,
Senior Executive Officer
(Global Head of R&D (President of Sankyo Pharma Development Division, Sankyo Pharma Inc.))	John C. Alexander
(Promoted)

Member of the Board,
Senior Executive Officer
(Responsibility: Business Performance Management Department and Management: Finance & Accounting Department)	Akihiko Ozawa
(Newly Elected)

Member of the Board,
Senior Executive Officer
(General Manager, Supply Chain Management Headquarters)	Akio Ozaki
(Newly Elected and Promoted)

Senior Executive Officer
(General Manager, Quality and Safety Management Division and Responsibility: Strategic Product Portfolio Department)	Koichiro Yamaguchi

Senior Executive Officer
(Management: General Administration & Human Resources Department)	Koichi Hirai

Senior Executive Officer
(General Manager, Pharmaceutical Division)	Takeshi Yamashita
(Promoted)

Executive Officer
(Director, R&D Strategy Department)
Kazuhiko Tanzawa

Executive Officer
(Responsibility: Carrying out special tasks for the President)	Takashi Furusho
(Promoted)

Executive Officer
(Director, Environmental & Compliance Program Management Department and Responsibility: Legal Department)
Hitoshi Matsuda
(Promoted)

Corporate Officer
(Director, Licensing Department)	Akira Morita

Corporate Officer
(General Manager, International Business Division)	Hikaru Nagata

Corporate Officer
(President of Sankyo Pharma Research Institute Division, Sankyo Pharma Inc.)	Hiroyoshi Horikoshi

Corporate Officer
(Director, General Administration & Human Resources Department)	Takashi Yoshino

Corporate Officer
(Director, Supply Chain CM&C Department)	Masaru Ikeda

Corporate Officer
(General Manager, Research Institute and Responsibility: Information Technology Effectiveness Department)
Hideyuki Haruyama

Corporate Officer
(Director, Office of the President)	Yoshikazu Takano
(Newly Elected)

Corporate Officer
(Director, Finance & Accounting Department)	Hitoshi Suzuki
(Newly Elected)

Corporate Officer
(Director, Sales Administration Department)	Yoshihiko Suzuki
(Newly Elected)

Corporate Officer
(Director, Marketing Department and After Deal Management Department)	Shuji Handa
(Newly Elected)

Corporate Officer
(Director, Channel Management Department)	Satoru Sugano
(Newly Elected)

Corporate Officer
(Director, Branch Management Department)	Tsutomu Onimaru
(Newly Elected)

Corporate Officer
(Director, Supply Chain Management Division)	Masahiro Okabe
(Newly Elected)

Corporate Officer
(General Manager, New Drag Development Division and Director, R&D Project Management Department)	Takeshi Ogita
(Newly Elected)

Corporate Officer
(President, Sankyo Pharma Inc.)	Joseph P. Pieroni
(Newly Elected)

Corporate Officer
(Management Director, Sankyo Pharma GmbH)	Reinhard Bauer
(Newly Elected)

Corporate Officer
(Global Head of Business Development (Executive Vice President in charge of business development, Sankyo Pharma Inc.))	Richard Van Duyne
(Newly Elected)

(As of July 1, 2005)